Uri Doron Direct Phone: +1 212 521 5465 Email: udoron@reedsmith.com	Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

April 1, 2010

Perry Hindin Special Counsel Office of Mergers & Acquisitions United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Sauer-Danfoss Inc.
Schedule TO-T filed on March 10, 2010
Filed by Danfoss Acquisition, Inc. and Danfoss A/S
File Number: 005-55771

Schedule 13E-3 filed on March 10, 2010
Filed by Danfoss Acquisition, Inc. and Danfoss A/S
File Number:  005-55771

Dear Mr. Hindin:

On behalf of Danfoss A/S and Danfoss Acquisition, Inc. (together, the “Company”), we hereby confirm, in response to the Staff’s verbal comment provided to the Company on March 31, 2010, and in further response to comment 12 of the Staff’s comments provided to the Company on March 25, 2010, that the Company understands and acknowledges that the exemption provided by Rule 14d-10(b)(2) is limited to holders in states within the United States and is not available with respect to holders in foreign jurisdictions.

The Company further acknowledges the following:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEW YORK   LONDON   HONG KONG   CHICAGO   WASHINGTON, D.C.   BEIJING   PARIS   LOS ANGELES   SAN FRANCISCO   PHILADELPHIA   PITTSBURGH
OAKLAND   MUNICH   ABU DHABI   PRINCETON   NORTHERN VIRGINIA   WILMINGTON   SILICON VALLEY   DUBAI   CENTURY CITY   RICHMOND   GREECE

Perry Hindin April 1, 2010 Page 2

If you have any questions or comments with respect to the Company’s responses, please contact the undersigned at (212) 521-5465, or Ms. Eulalia Mack at (212) 549-0331.

Sincerely,

/s/  Uri Doron

Uri Doron

cc:	Danfoss A/S and Danfoss Acquisition, Inc.

Anders Stahlschmidt

Reed Smith LLP
Eulalia Mack, Esq.
Jason M. Barr, Esq.